August 26, 2009

Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:  Harleysville National Corp.
        Form 10-K for Fiscal Year Ended
        December 31, 2008
        File No. 000-15237

Dear Mr. Pande:

In response to your follow-up comments in your letter dated August 12, 2009 concerning the above referenced filing for Harleysville National Corporation (the “Company”), the requested information is submitted below.  For your convenience, your comments are restated in italics followed by the Company’s responses.

Comment:
We note your response to comments 2 and 3 of our letter dated July 7, 2009.  We have the following additional comments:

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Please provide us with the discounted cash flow analyses you used to support a realizable value equal to or greater than the carrying value of the MM Community Funding II Ltd. and TPREF Funding III, Ltd. securities.  Please confirm that you use the same methodology for all of your trust preferred securities.  Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-1 and FAS 124-1 and related guidance.  Specifically address the following related to the assumptions used in your cash flow analysis:

i.	Discount rate: tell us the discount rate used and how you determined it;
ii.	Deferrals and defaults:
a.	Please tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security;
b.	Please tell us the dollar amount of deferrals and defaults experienced by the trust by quarter;
c.	Please tell us your estimate of future deferrals and defaults and compare your estimate to actual amounts experienced to date;
d.	Tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults); and
e.	Tell us about your recovery rate.

Management Response:

The Company utilizes the same established procedures for evaluating each of its investment securities for other-than-temporary impairment (OTTI) as communicated in our previous response letter dated July 27, 2009.  Those procedures utilize various criteria and conditions for evaluating OTTI depending on the type of security under evaluation (pooled trust preferred securities or single issue trust preferred securities). The two securities for which you have requested us to provide additional information are pooled trust preferred securities.

For the MM Community Funding II Ltd. and TPREF Funding III, Ltd. securities, management performed its quarterly procedures to assess for OTTI as of December 31, 2008.  Based on these procedures, it was determined that these two securities did not meet our established criteria for requiring a discounted cash flow analysis as futher explained below.

Prior to requiring that a cash flow analysis be obtained, we evaluate a variety of information for our trust preferred securities in a loss position. More specifically, the credit ratings are obtained and reviewed, trustee reports are obtained and reviewed and a rated tranche analysis is obtained from a third-party investment advisor and reviewed to understand the performance of the underlying collateral. As stated in our procedures, in evaluating securities for OTTI, if there is negative excess collateral less than 1% of the outstanding collateral, and the principal shortfall, and interest shortfall ratios are 15% or higher, then, in management’s judgment, no condition of other-than temporary impairment is present; that is we believe it is probable that we will collect all amounts due under contractual terms of the security.  If these criteria are not met, a discounted cash flow analysis is performed.  For the two securities identified above, the required criteria were met, thus eliminating the need for a discounted cash flow analysis.

The principal and interest shortfall ratios reflect the percentage of paying collateral that can be absorbed by defaults prior to the collection of the full contractual payments would be in doubt. The thresholds noted above for negative excess collateral, principal shortfall ratios and interest shortfall ratios were determined based upon discussion with our third-party investment advisors.  These thresholds are considered industry standards and represent the point at which more than one significant new default event would be required to potentially impact the Company’s ability to recover its investment and receive the contractual interest payments upon maturity.  We also recognize that the estimates involved in determining and evaluating OTTI are subjective and we continually evaluate our procedures and criteria for relevance in the current environment.

The following table summarizes the relevant ratios for both securities obtained from the rated tranche analysis performed by our third-party investment advisor as of December 31, 2008:

	Excess Collateral	Principal Shortfall	Interest Shortfall
MM Community Funding II Ltd.	17.2%	20.4%	21.2%
TPREF Funding III, Ltd.	1.6%	17.7%	24.3%

Based upon our evaluation of the information above, we believe that sufficient collateral existed to reasonably assure coverage for the existing defaults and deferrals experienced as of the date of the evaluation.  Therefore, we determined that our collection of the full contractual of principal and interest payments over the term of the debt was reasonably assured and no factors existed which would suggest otherwise.

Further, these two securities were reviewed for any significant credit rating changes during the three-months ended December 31, 2008.  It was noted that MM Community Funding II Ltd. was downgraded by Moody’s in November 2008 from an A2 rating to Baa2.  The Fitch rating remained at AA- as of December 31, 2008.  TPREF Funding III, Ltd. was downgraded by Moody’s from Baa3 to B2 in November 2008, while the Fitch rating was maintained at A-.
Despite the credit rating downgrades, these securities maintained investment grade ratings.  As such, given the strong collateral position of these securities at December 31, 2008, the credit rating downgrades were not deemed to be suggestive of further analysis being required for OTTI.

Also considered in the OTTI analysis was the fact that all payments through the evaluation date had been made to the Company as scheduled and the Company maintains the ability and intent to hold these securities until the market improves or maturity.

In evaluating securities for impairment, deferrals and defaults are treated in the same manner and hold the same weight when preparing a rated tranche analysis or discounted cash flow analysis.   The following table summarizes total defaults and deferrals by quarter in fiscal year 2008 for the two securities noted above:

Quarter Ended
(dollars in thousands)	3/31/08	6/30/08	9/30/08	12/31/08
MM Community Funding II Ltd.	$30,250	$30,250	$30,250	$24,250
TPREF Funding III, Ltd.	$20,000	$20,000	$28,000	$28,000

As noted above, based upon the existence of sufficient excess collateral, the deferrals and defaults existing in the selected investment pools would not prevent full recovery of the Company’s investment and all contractually due interest payments.

In general, when the Company’s established policy requires a discounted cash flow analysis on a particular security, the discount rate is determined based upon several variables associated with each particular bond.  These variables include the bond’s weighted-average life, duration, convexity, credit enhancement level, historical deal performance, current coverage ratio, rating agency current ratings, type of bond and liquidity for the bond in the current market place. Also considered are dealers spread reports and actual trade pricing information. The discount rate is derived by our third-party investment advisor and reviewed for reasonableness by management. The recovery rate assumption can vary depending upon the current, historical and projected future financial performance of the underlying issuers in default or deferral.

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Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at December 31, 2008 and June 30, 2009.  Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

Management Response:

As a part of the quarterly OTTI review, management reviews all available data up to the date of the filing of the respective Quarterly or Annual Report.  This data includes credit rating changes and any changes in the deferrals and defaults within a certain pool.  For the December 31, 2008 and June 30, 2009 reporting periods, management reviewed any available data subsequent to the date of the initial OTTI review.  Upon review of this data, no factors were noted which would suggest further analysis is required or that a different conclusion could be reached.  The Company was not aware of any deferrals, defaults or credit rating downgrades that occurred prior to the filing of the December 31, 2008 or June 30, 2009 financial statements.

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Please revise future filings to clearly disclose how you calculate excess subordination and explain how the subordination percentage relates to other column descriptions in order for an investor to understand why this information is relevant and meaningful.

Management Response:

The Company will revise future filings to sufficiently disclose the Company’s evaluation of excess subordination in determining if OTTI exists in its investment portfolio.  Our proposed disclosure is below.

The excess subordination calculation is obtained from the Company’s third party investment advisor and evaluated by management as a part of the quarterly rated tranche analysis prepared for each debt security.  It represents the remaining subordination available for the Company’s tranche after full repayment of principal due to higher tranches.  This information is significant in the Company’s OTTI evaluation process as the excess subordination can be utilized to cover any principal and interest shortfalls caused by significant defaults in the portfolio.  The lack of subordination for the Company’s tranche or negative subordination could be a significant factor leading to OTTI for a particular investment.

In addition to the foregoing, please be advised that:

•	the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George S. Rapp
George S. Rapp
Chief Financial Officer